                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                For the quarterly period ended December 31, 2000


                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                                  POWERGEN USA
                          POWERGEN US INVESTMENTS CORP.
         -------------------------------------------------------------
                      (Name of Registered Holding Company)

                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom

                    (Address of Principal Executives Offices)



            Inquiries concerning this Form U-9C-3 may be directed to:

                                 Mr. David Jackson
                       Company Secretary and General Counsel
                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                  United Kingdom

                                   POWERGEN PLC

                                   FORM U-9C-3
                       For the Quarter Ended December 31, 2000

                                 Table of Contents

Item 1. Organization Chart

Item 2. Issuance and Renewals of Securities and Capital Contributions

Item 3. Associated Transactions

Item 4. Summary of Aggregate Investment

Item 5. Other Investments

Item 6. Financial Statements and Exhibits

SIGNATURE

This report covers the period from the date of the Commission's order in Holding Company Act Release No. 27291 (the "Order") through December 31, 2000.


Item 1. - ORGANIZATION CHART

 NAME OF         ENERGY OR GAS                                      PERCENTAGE OF
 REPORTING         RELATED           DATE OF         STATE OF          VOTING          NATURE OF
  COMPANY          COMPANY        ORGANIZATION     ORGANIZATION    SECURITIES HELD     BUSINESS
 ---------       -------------    ------------     ------------    ---------------     ----------





OMITTED FOR THE FOURTH QUARTER OF THE FISCAL YEAR PURSUANT TO INSTRUCTIONS FOR
ITEM 1.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                     PRINCIPAL                               PERSON TO WHOM                     CONSIDERATION
     COMPANY      TYPE OF SECURITY   AMOUNT OF  ISSUE OR                      SECURITY WAS    COLLATERAL GIVEN  RECEIVED FOR
ISSUING SECURITY       ISSUED        SECURITY   RENEWAL    COST OF CAPITAL      ISSUED          WITH SECURITY   EACH SECURITY
----------------  ----------------   ---------  --------   ---------------  ----------------  ----------------  -------------

NONE.


With respect to transactions with an associate company:


COMPANY CONTRIBUTING     COMPANY RECEIVING          AMOUNT OF CAPITAL
        CAPITAL               CAPITAL                 CONTRIBUTION
--------------------     -----------------          -----------------

NONE.


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.

-----------------------------------------------------------------------------------------------------------------------------------
   REPORTING COMPANY   ASSOCIATE COMPANY    TYPES OF SERVICES    DIRECT COSTS     INDIRECT COSTS   COST OF CAPITAL    TOTAL AMOUNT
  RENDERING SERVICES   RECEIVING SERVICES        RENDERED           CHARGED           CHARGED                           BILLED
-----------------------------------------------------------------------------------------------------------------------------------
Enertech               LG&E Utility         Labor related                      13         0                0                     13
-----------------------------------------------------------------------------------------------------------------------------------
Enertech               LEC                  Labor related                     250         0                0                    250
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services              671,830         0                0                671,830
-----------------------------------------------------------------------------------------------------------------------------------
Home Services          LG&E Utility         Labor related                   8,046         0                0                  8,046
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services              245,164         0                0                245,164
-----------------------------------------------------------------------------------------------------------------------------------
Home Services          Kentucky Utilities   Labor related                      36         0                0                     36
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services               35,430         0                0                 35,430
-----------------------------------------------------------------------------------------------------------------------------------
Home Services          WKEC                 Various services                    3         0                0                      3
-----------------------------------------------------------------------------------------------------------------------------------
Home Services          LEC                  Various services              307,202         0                0                307,202
-----------------------------------------------------------------------------------------------------------------------------------
FSF Minerals Inc.      WKEC                 Various services                  339         0                0                    339
-----------------------------------------------------------------------------------------------------------------------------------
KU Solutions           LG&E Capital Corp    Various services                    0         0               565                   565
-----------------------------------------------------------------------------------------------------------------------------------
KU Solution            Kentucky Utilities   Labor related                     789         0                0                    789
-----------------------------------------------------------------------------------------------------------------------------------
LCC LLC                WKEC                 Various services                3,666         0                0                  3,666
-----------------------------------------------------------------------------------------------------------------------------------
LEM                    WKEC                 Various services            9,361,999         0                0              9,361,999
-----------------------------------------------------------------------------------------------------------------------------------
LEM                    LEC                  Labor related                   5,978         0                0                  5,978
-----------------------------------------------------------------------------------------------------------------------------------
                       LEC                  Various services               17,910         0                0                 17,910
-----------------------------------------------------------------------------------------------------------------------------------
LEM                    Kentucky Utilities   Labor related                  17,025         0                0                 17,025
-----------------------------------------------------------------------------------------------------------------------------------
                       Kentucky Utilities   Various services                   39         0                0                     39
-----------------------------------------------------------------------------------------------------------------------------------
LEM                    LG&E Utility         Labor related                  39,297         0                0                 39,297
-----------------------------------------------------------------------------------------------------------------------------------
                       LG&E Utility         Various services                2,646         0                0                  2,646
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LEC                  Various services                  937         0                0                    937
Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.        LG&E Power Services  Convenience payments            3,254         0                0                  3,254
                       Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Labor related                 119,342         0                0                119,342
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services               15,150         0                0                 15,150
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Services    LG&E Power Inc.      Labor related                  45,857         0                0                 45,857
Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services                2,236         0                0                  2,236
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Services    LG&E Power           Labor related                     287         0                0                    287
Inc.                   Development
-----------------------------------------------------------------------------------------------------------------------------------
                                            Convenience payments            3,885         0                0                  3,885
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Services    LG&E Power           Convenience payments            5,065         0                0                  5,065
Inc.                   Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services                3,613         0                0                  3,613
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Power Services  Labor related                   6,370         0                0                  6,370
Inc.                   Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Services    LG&E Power Monroe    Convenience payments           30,008         0                0                 30,008
Inc.                   LLC
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Natural           LG&E Power Services  Convenience payments              598         0                0                    598
Industrial Marketing   Inc.
Co.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.        LG&E Power           Convenience payments            1,507         0                0                  1,507
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Labor related                  70,040         0                0                 70,040
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services                2,046         0                0                  2,046
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Power Inc.      Various services                  216         0                0                    216
Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Power           Labor related                   6,115         0                0                  6,115
Inc.                   Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Various services                1,960         0                0                  1,960
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LEM                  Convenience payments              152         0                0                    152
Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Natural           LG&E Power           Convenience payments               87         0                0                     87
Industrial Marketing   Operations Inc.
Co.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  Llano Gathering      Convenience payments              520         0                0                    520
Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.        Llano Gathering Inc. Convenience payments          504,303         0                0                504,303
-----------------------------------------------------------------------------------------------------------------------------------
                                            Labor related                 237,511         0                0                237,511
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  Llano Gathering Inc. Convenience payments              520         0                0                    520
Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Southhampton    Convenience payments              863         0                0                    863
Inc.                   Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Altavista       Convenience payments            4,840         0                0                  4,840
Inc.                   Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Power 16        Convenience payments            8,189         0                0                  8,189
Inc.                   Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Power Roanoke   Convenience payments          819,584         0                0                819,584
Inc.                   Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations  LG&E Power 21        Convenience payments           54,194         0                0                 54,194
Inc.                   Incorporated
-----------------------------------------------------------------------------------------------------------------------------------

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

----------------------------------------------------------------------------------------------------------------------------------

   ASSOCIATE COMPANY      REPORTING COMPANY     TYPES OF SERVICES      DIRECT COSTS   INDIRECT COSTS        COST OF   TOTAL AMOUNT
  RENDERING SERVICES      RECEIVING SERVICES         RENDERED             CHARGED        CHARGED            CAPITAL       BILLED
----------------------------------------------------------------------------------------------------------------------------------
Kentucky Utilities       Home Services         Labor related                 1,406            38               0            1,444
----------------------------------------------------------------------------------------------------------------------------------
Kentucky Utilities       KU Solutions          Labor related                18,474           435               0           18,909
----------------------------------------------------------------------------------------------------------------------------------
                                               Convenience payments         15,131            0                0           15,131
----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             Home Services         Labor related                 3,269            0                0            3,269
----------------------------------------------------------------------------------------------------------------------------------
                                               Convenience payments          8,192            0                0            8,192
----------------------------------------------------------------------------------------------------------------------------------
                                               Office Supplies/Rent          1,000          1,405              0            2,405
----------------------------------------------------------------------------------------------------------------------------------
                                               IT Allocation                 8,453            0                0            8,453
----------------------------------------------------------------------------------------------------------------------------------
                                               Miscellaneous                 3,023            0                0            3,023
----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             Enertech              Labor related                 2,060            0                0            2,060
----------------------------------------------------------------------------------------------------------------------------------
                                               Convenience payments         50,666            0                0           50,666
----------------------------------------------------------------------------------------------------------------------------------
                                               Office Supplies/Rent              0           487               0              487
----------------------------------------------------------------------------------------------------------------------------------
                                               IT Allocation                   869            0                0              869
----------------------------------------------------------------------------------------------------------------------------------
                                               Employee parking                 71            0                0               71
----------------------------------------------------------------------------------------------------------------------------------
                                               Miscellaneous                 1,918            0                0            1,918
----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             FSF Minerals Inc.     Convenience payments            442            0                0              442
----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             KU Solutions          Convenience payments             95            0                0               95
----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             LEM                   Labor related                33,875            0                0           33,875
----------------------------------------------------------------------------------------------------------------------------------
                                               Convenience payments         40,351            0                0           40,351
----------------------------------------------------------------------------------------------------------------------------------
                                               Rent                         22,260            0                0           22,260
----------------------------------------------------------------------------------------------------------------------------------
                                               IT Allocation                62,849            0                0           62,849
----------------------------------------------------------------------------------------------------------------------------------
                                               Employee parking                522            0                0              522
----------------------------------------------------------------------------------------------------------------------------------
WKEC                     KU Solution           Various services              1,231            0                0            1,231
----------------------------------------------------------------------------------------------------------------------------------
WKEC                     FCD LLC               Various services            373,284            0                0          373,284
----------------------------------------------------------------------------------------------------------------------------------
WKEC                     LEM                   Various services          9,314,133            0                0        9,314,133
----------------------------------------------------------------------------------------------------------------------------------
LEC                      Enertech              Labor related                82,647            0                0           82,647
----------------------------------------------------------------------------------------------------------------------------------
                                               Various services            344,883            0                0          344,883
----------------------------------------------------------------------------------------------------------------------------------
LEC                      Home Services         Labor related                19,579            0                0           19,579
----------------------------------------------------------------------------------------------------------------------------------
                                               Various services            256,844            0                0          256,844
----------------------------------------------------------------------------------------------------------------------------------
LEC                      LG&E Credit Corp.     Labor related                    52            0                0               52
----------------------------------------------------------------------------------------------------------------------------------
                                               Various services              6,371            0                0            6,371
----------------------------------------------------------------------------------------------------------------------------------
LEC                      FSF Minerals          Various services                 78            0                0               78
----------------------------------------------------------------------------------------------------------------------------------
LEC                      LEM                   Labor related                21,443            0                0           21,443
----------------------------------------------------------------------------------------------------------------------------------
LEC                      LG&E Power            Labor related                65,223            0                0           65,223
                         Operations Inc.
----------------------------------------------------------------------------------------------------------------------------------
                                               Various services              7,002            0                0            7,002
----------------------------------------------------------------------------------------------------------------------------------
LEC                      LG&E Power Services   Labor related                45,460            0                0           45,460
                         Inc.
----------------------------------------------------------------------------------------------------------------------------------
                                               Various services              3,210            0                0            3,210
----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Development   Enertech              Various services                413            0                0              413
Inc.
----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Development   LG&E Power            Convenience payments         14,775            0                0           14,775
Inc.                     Operations Inc.
----------------------------------------------------------------------------------------------------------------------------------
                                               Various services             13,468            0                0           13,468
----------------------------------------------------------------------------------------------------------------------------------

Company Names:

LEC                        LG&E Energy Corp.
LG&E Utility               Louisville Gas and Electric Company
Kentucky Utilities         Kentucky Utilities Company
WKEC                       Western Kentucky Energy Corp.
Enertech:                  LG&E Enertech Inc.
Home Services              LG&E Home Services Inc.
KU Solutions               KUCC Solutions Corporation
LEM                        LG&E Energy Marketing Inc.

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of January 1, 2001                                $12,804,853,000    Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                      $1,920,727,950    Line2

Greater of $50 million or Line 2                                                        $1,920,727,950    Line 3
                                                                                -----------------------

Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)  (1)                                     (904,987)
Energy-related business Category - Rule 58(b)(1)(iv)   (2)                                     894,133
Energy-related business Category - Rule 58(b)(1)(v)  (3)                                    60,232,891
Energy-related business Category - Rule 58(b)(1)(vii)  (4)                                 164,381,088
Energy-related business Category - Rule 58(b)(1)(viii)  (5)                                255,104,210
Energy-related business Category - Rule 58(b)(1)(ix)  (6)                                     (96,437)
                                                                               -----------------------

Total current aggregate investment                                                         479,610,898    Line 4
                                                                               -----------------------

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)                                   1,441,117,052    Line 5
                                                                                -----------------------


* Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1) Rule 58(b)(1)(i) - the rendering of energy management services and demand-side management services.

(2) Rule 58(b)(1)(iv) - the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3) Rule 58(b)(1)(v) - the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4) Rule 58(b)(1)(vii) - the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5) Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6) Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

(8) Rule 58(b)(1)(x) - the development and commercialization of technologies or processes that utilize coal waste by-products as an integral component of such technology or process.


Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category - Rule 58(b)(2)(i)     (1)
Gas-related business Category - Rule 58(b)(2)(ii)    (2)                                  (26,728,947)
                                                                               -----------------------

Total current aggregate investment                                                        (26,728,947)
                                                                                -----------------------


(1) Rule 58(b)(2)(i) - activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2) Rule 58(b)(2)(ii) - activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5. - OTHER INVESTMENTS

 MAJOR LINE OF ENERGY-RELATED    OTHER INVESTMENT IN LAST     OTHER INVESTMENT IN THIS     REASON FOR DIFFERENCE IN
           BUSINESS                    U-9C-3 REPORT                   U-9C-3                  OTHER INVESTMENT

Pipeline construction                       N/A                      27,983,143           Initial Filing*
investments

International investments(1)                N/A                       7,240,461           Initial Filing**

Energy-related consumer
credit and services                         N/A                          45,399           Initial Filing**

Investment in development of
generation facilities                       N/A                     165,343,477           Initial filing**

Unregulated generation
investments(2)                              N/A                       2,758,936           Initial Filing**

*        Commission reserved jurisdiction over retention of this business.
**       Retention of these businesses was approved in the Order.
(1)      Primarily, investment in Argentine gas distribution businesses.
(2) Includes investment in WKE Station Two, Inc., which was the subject of a No-Action Letter dated July 13, 1998 confirming that WKE Station Two, Inc. is not an "electric utility company".


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

Exhibit A-1 Financial statements of Powergen plc for the fiscal year ended January 1, 2001.

OMITTED FOR THE FOURTH QUARTER OF FISCAL YEAR PURSUANT TO INSTRUCTIONS FOR
ITEM 6.

B.   Exhibits:

Exhibit B-1       Copies of contracts required to be provided by Item 3

         Exhibit B-1.1 General Services Agreement between Louisville Gas and Electric Company and LG&E Home Services Inc.

         Exhibit B-1.2 General Services Agreement between Louisville Gas and Electric Company and Enertech, Inc.

         Exhibit B-1.3 General Services Agreement between Louisville Gas and Electric Company and LG&E Credit Corp.

         Exhibit B-1.4 General Services Agreement between Louisville Gas and Electric Company and LG&E Energy Marketing Inc.

         Exhibit B-1.5 General Services Agreement between Louisville Gas and Electric Company and Western Kentucky Energy Corp.

         Exhibit B-1.6 Services Agreement between Louisville Gas and Electric Company, Kentucky Utilities Company and LG&E Energy Corp.


The contracts required by Item 3 are filed under cover of Form SE as Exhibit
B-1.

                                   SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                     Powergen plc


                                     By: /s/ David Jackson
                                         ---------------------------------
                                         David Jackson
                                         Corporate Secretary and General Counsel

March 30, 2001